United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number:   0-19863
SanCuro Corporation
(Exact name of registrant as specified in its charter)

6350 S. 3000 East, Suite 550, Salt Lake City, UT 84121 (801) 944-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

                     Approximate number of holders of record as of the certification or notice date:   372

                     Explanatory Note:   The purpose of this First Amendment to Form 15/A is to correct the previous filing of this Form 15 which contained an error.

                     Pursuant to the requirements of the Securities Exchange Act of 1934, SanCuro Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	August 27, 2008	SanCuro Corporation

/s/ Jerry N. Gines
		By:	Jerry N. Gines
		Its:	President